As filed with the Securities and Exchange Commission on March 20, 2017

811-21681

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
 FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

 The undersigned investment company, a Delaware statutory trust (the “Registrant”), hereby notifies the Securities and Exchange Commission that it is adopting as its own the registration of Guggenheim Enhanced Equity Income Fund, a Massachusetts business trust (the “Predecessor Registrant”), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, effective immediately prior to the closing of a reorganization transaction between the Predecessor Registrant and the Registrant. In connection with such notification of registration, the Registrant submits the following information:

Name: Guggenheim Enhanced Equity Income Fund

Address of Principal Business Office:

227 West Monroe Street
Chicago, Illinois 60606

Telephone Number:

(312) 827-0100

Name and address of agent for service of process:

Amy J. Lee
Guggenheim Funds Investment Advisors, LLC
227 West Monroe Street
Chicago, Illinois 60606

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES [  ]      NO [ X ]

Item 1.  Exact name of registrant.

Guggenheim Enhanced Equity Income Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Delaware statutory trust.  The Registrant filed a certificate of trust with the Secretary of State of the State of Delaware on October 4, 2016.

Item 3.	Form of organization of registrant.

Delaware statutory trust.

Item 4.	Classification of registrant.

Management company.

Item 5.

(a) The Registrant is a closed-end management company.

(b) The Registrant is registered as a “diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6.  Name and address of each investment adviser of registrant.

Guggenheim Funds Investment Advisers, LLC
227 West Monroe Street
Chicago, Illinois 60606

Guggenheim Partners Investment Management, LLC
100 Wilshire Boulevard, Suite 500
Santa Monica, California 90401

Item 7.  Name and address of each officer and trustee of the registrant.

Name and Address(1)	Position
Randall C. Barnes	Trustee
Donald C. Cacciapaglia	President, Chief Executive Officer and Trustee
Donald A. Chubb Jr.	Trustee
Jerry B. Farley	Trustee
Roman Friedrich III	Trustee
Robert B. Karn III	Trustee
Ronald A. Nyberg	Trustee
Maynard F. Oliverius	Trustee
Ronald E. Toupin Jr.	Trustee
William H. Belden, III	Vice President
Joanna M. Catalucci	Chief Compliance Officer
James M. Howley	Assistant Treasurer
Keith Kemp	Assistant Treasurer

Amy J. Lee	Chief Legal Officer
Mark E. Mathiasen	Secretary
Glen McWhinnie	Assistant Treasurer
Michael P. Megaris	Assistant Secretary
Adam Nelson	Assistant Treasurer
Kimberly J. Scott	Assistant Treasurer
Bryan Stone	Vice President
John L. Sullivan	Chief Financial Officer, Chief Accounting Officer and Treasurer
(1) The business address of each officer and Trustee is 227 West Monroe Street, Chicago, IL 60606

Item 8.  Not applicable.

Item 9.

(a) No. Registrant is not currently issuing and offering its securities directly to the public. Upon completion of the reorganization transaction between the Predecessor Registrant and the Registrant, each of Guggenheim Enhanced Equity Strategy Fund and Guggenheim Equal Weight Enhanced Equity Income Fund, each a registered closed-end investment company (each a “Target Fund”) will be merged with and into the Registrant, and shares of each Target Fund will be exchanged for shares of Registrant.

(b) Not applicable.

(c) No. Registrant does not intend to make a public offering at an undetermined time in the future.

(d) No. Registrant does not currently have any outstanding and issued securities.

(e) Not applicable.

Item 10. The current value of the Registrant’s total assets is $0.

Item 11.	The Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12. Not applicable.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago in the State of Illinois on the 20th day of March, 2017.

GUGGENHEIM ENHANCED EQUITY INCOME FUND

By:     /s/ Donald C. Cacciapaglia
Donald C. Cacciapaglia
Trustee, President and Chief Executive Officer

Attest:    /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary